UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2014

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒    Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐    No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐    No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

QUARTERLY REPORT

Consolidated Information and Earnings (Unaudited)

This report contains the operating and financial performance of Oi S.A. and its direct and indirect subsidiaries for the second quarter of 2014.

Oi S.A.  |  www.oi.com.br/ir

Results Highlights

	2Q14	2Q13	1Q14	YoY	QoQ	1H14	1H13	YoY
Oi S. A. Pro-forma
Revenue Generating Unit (‘000)	102,149	100,254	101,689	1.9%	0.5%	102,149	100,254	1.9%
Brazil	74,895	74,757	74,600	0.2%	0.4%	74,895	74,757	0.2%
Portugal	12,940	12,807	13,038	1.0%	-0.8%	12,940	12,807	1.0%
Others(1)	14,314	12,690	14,051	12.8%	1.9%	14,314	12,690	12.8%

Net Revenues (R$ million)	9,024	8,989	9,073	0.4%	-0.5%	18,097	17,898	1.1%
Brazil	6,935	7,073	6,877	-2.0%	0.8%	13,811	14,114	-2.1%
Portugal	1,853	1,693	1,954	9.5%	-5.2%	3,808	3,341	14.0%
Others(1)	236	223	243	5.6%	-2.9%	478	443	8.0%
EBITDA (R$ million)	2,549	3,239	3,823	-21.3%	-33.3%	6,372	6,194	2.9%
EBITDA Margin (%)	28.3%	36.0%	42.1%	-7.8 p.p.	-13.9 p.p.	35.2%	34.6%	0.6 p.p.
Routine EBITDA (R$ million)	2,471	2,312	2,577	6.9%	-4.1%	5,048	4,663	8.2%
Routine EBITDA Margin (%)	27.4%	25.7%	28.4%	1.7 p.p.	-1.0 p.p.	27.9%	26.1%	1.8 p.p.

Net Earnings(2) (R$ million)	-221	-124	228	77.8%	n.m.	7	138	-95.2%

Net Debt (R$ million)	46,239	30,262	30,291	52.8%	52.6%	46,239	30,262	52.8%
Available Cash (R$ million)	5,988	3,320	4,166	80.4%	43.7%	5,988	3,320	80.4%
CAPEX (R$ million)	1,676	1,934	1,540	-13.3%	8.8%	3,216	3,940	-18.4%

Note:	(1)	Other international assets
	(2)	2Q14 net earnings consolidate PT Portugal SGPS, S.A. (“PT Portugal”) after the capital raise concluded on May 5.

Net Revenues:

Table 1 – Breakdown of Net Revenues

	Quarter					Half Year			Weight %
R$ million	2Q14	2Q13	1Q14	YoY	QoQ	1H14	1H13	YoY	2Q14	2Q13
Total Net Revenues (Pro-forma)	9,024	8,989	9,073	0.4%	-0.5%	18,097	17,898	1.1%	100.0%	100.0%

Brazil	6,935	7,073	6,877	-2.0%	0.8%	13,811	14,114	-2.1%	76.9%	78.7%
Residential	2,519	2,578	2,552	-2.3%	-1.3%	5,072	5,133	-1.2%	27.9%	28.7%
Personal Mobility	2,231	2,255	2,166	-1.1%	3.0%	4,397	4,571	-3.8%	24.7%	25.1%
Corporate / SMEs	2,096	2,154	2,091	-2.7%	0.2%	4,187	4,232	-1.1%	23.2%	24.0%
Other services	89	86	66	3.4%	33.2%	155	178	-12.9%	1.0%	1.0%

Portugal	1,853	1,693	1,954	9.5%	-5.2%	3, 808	3, 341	14.0%	20.5%	18.8%
Residential	534	475	579	12.4%	-7.7%	1,113	947	17.5%	5.9%	5.3%
Personal Mobility	474	439	488	7.9%	-2.8%	962	856	12.4%	5.3%	4.9%
Corporate / SMEs	577	541	614	6.8%	-6.0%	1,191	1,075	10.8%	6.4%	6.0%
Other services	268	238	274	12.6%	-2.1%	541	463	17.0%	3.0%	2.6%

Others	236	223	243	5.6%	-2.9%	478	443	8.0%	2.6%	2.5%

In 2Q14 pro-forma consolidated net revenues reached R$ 9,024 million, up by 0.4% y.o.y benefitting from the appreciation of the Euro against the Brazilian Real.

Revenues of the Brazilian businesses (“Brazil”) declined by 2.0% y.o.y to R$ 6,935 million, reflecting primarily: (i) reduction of network usage revenues,

08/06/2014	2

mainly as a result of lower interconnection tariffs in mobile voice services (“MTR”); (ii) lower fixed voice revenues mainly due to lower customer gross additions and decline in fixed-to-mobile tariffs (“VCs”), and (iii) lower voice and data traffic volumes impacted by fewer working days in June. This was partially offset by: (i) higher handset sales; (ii) growth of mobility customer revenues, on the back of resilient performance in recharges and data usage, and (iii) pick up in pay TV and broadband revenues in the Residential segment.

Revenues of the Portuguese telecommunication businesses (“Portugal”) increased by 9.5% y.o.y to R$ 1,853 million in 2Q14. In local currency, total net revenues amounted to Euro 606 million, decreasing by 3.4% y.o.y, maintaining a similar trend to the previous quarter, underpinned by continued strong performance of MEO’s convergent offer M4O in terms of net adds both in the Residential and Personal Mobility segments. In 2Q14, customer revenues from Portuguese telecommunications businesses decreased by 4.5% y.o.y, an improvement compared to a decline of 6.1% in the previous quarter, and the best performance over the last six quarters.

Other businesses, which include primarily the fully consolidated African assets, increased by 5.6% y.o.y to R$ 236 million in 2Q14 also benefiting from favorable currency effects.

BRAZIL

In 2Q14, on a pro-forma basis, net revenues totaled R$ 6,935 million (-2.0% y.o.y).

On a sequential basis, net revenues grew 0.8% supported by the increase of mobile customer base, growth in data usage, resilient performance of prepaid recharges and handset sales, which more than compensated the decrease in voice fixed-line revenues.

Residential

	2Q14	2Q13	1Q14	YoY	QoQ	1H14	1H13	YoY
Residential
Net Revenues (R$ million)	2,519	2,578	2,552	-2.3%	-1.3%	5,072	5,133	-1.2%
Revenue Generating Units (RGU) - (‘000)	17,514	18,438	17,661	-5.0%	-0.8%	17,514	18,438	-5.0%
Fixed Line in Service	11,360	12,242	11,556	-7.2%	-1.7%	11,360	12,242	-7.2%
Fixed Broadband	5,268	5,296	5,277	-0.5%	-0.2%	5,268	5,296	-0.5%
Pay TV	887	900	828	-1.5%	7.0%	887	900	-1.5%
ARPU Residential (R$)	73.9	70.2	73.6	5.3%	0.4%	73.8	69.5	6.2%

Net revenues from Residential segment totaled R$ 2,519 million in 2Q14 (-2.3% y.o.y), and were primarily impacted by: (i) the decline in the fixed-to-mobile

08/06/2014	3

tariffs (“VCs”), and (ii) lower gross additions, especially in fixed line and broadband, as a result of the ongoing restructuring of the sales channels, business process reengineering, implementation of a new field force management system and lower number of working days in June.

In 2Q14, Oi continued to focus on preparing the organization to offer multiple-play services, which is expected to have a favorable impact in ARPU and in customer loyalty. Notwithstanding the restructuring being implemented, broadband and pay TV revenues grew by 4.0% y.o.y and 3.3% y.o.y, respectively, partially offsetting the decline in fixed voice revenues (-4.0% y.o.y in 2Q14).

ARPU reached R$ 73.9 in 2Q14, an improvement of 5.3% y.o.y underpinned by the focus on upselling and cross selling services and managing churn more efficiently. In effect, ARPU growth benefitted from: (i) pick up in gross additions of the pay TV service, with the re-launch of the commercial offer including more complete content packages and Globo channels and additional premium channels, and (ii) focus in improving broadband services, underpinned by network improvements and attractive offerings designed to offer higher speeds at attractive prices.

Regarding the network, it is important to underline that the share of broadband gross additions with speeds at or above 5 Mbps has increased and consequently impacted the base mix. In 2Q14, the average broadband speed was 4.1 Mbps (+14.9% y.o.y).

As a result of the continued efforts to promote multiple-play services, as at 30 June 2014, 60% of the households connected to the network had more than one Oi product, an annual increase of 3.0pp.

Wireline

At the end of 2Q14, Oi had 11,360 thousand wireline customers in the Residential segment (-7.2% y.o.y) with net disconnections of 196 thousand fixed lines in 2Q14. This performance reflected primarily lower gross additions due to: (i) reduction in sales volume in the context of the restructuring of the sales channels and processes as referred to above; (ii) implementation of a conservative credit policy, and (iii) the impact of stoppages in field force due to strikes in Bahia and southern region of Brazil which impacted installation and repair procedures of fixed voice and broadband services.

Oi continues to focus on offering customized wireline offers and bundled packages combining broadband, pay TV and mobile services. Oi is also offering plans in the Personal Mobility segment that promote fixed-to-mobile convergence through cross selling efforts and other retention initiatives, aimed at offering products well targeted at the customer needs. In this context, the bundled offerings Oi Conta Total (“OCT”) and Oi Voz Total (“OVT”) have contributed to improve ARPU and lower churn. All these bundled offerings have a significant lower churn rates when compared to single products.

08/06/2014	4

OCT is a commercial offer that combines wireline, broadband and postpaid mobile. It can also be combined with pay TV and with mobile data packages.

OVT is a commercial offer combining wireline and prepaid mobile, which was designed to promote fixed-to-mobile convergence and increase customer loyalty. This offering already corresponds to approximately 13% of the Residential wireline base in 2Q14 and posted a 54.1% annual increase in the number of fixed lines bundled with prepaid. OVT customers have a much lower churn rate than the standard wireline customers. Additionally, it is worth pointing out that the average penetration of SIM cards per OVT customer has increased 22% from 1.2 in 2Q13 to 1.5 in 2Q14.

Broadband

In 2Q14, Oi totaled 5,268 thousand fixed broadband RGUs in the Residential segment (-0.5% y.o.y), with net disconnections of nine thousand in 2Q14. This performance is explained by ongoing restructuring of processes, lower commercial activity and field force stoppages as explained above.

The penetration of Oi’s fixed broadband in residences with Oi services reached 45.9% (+3.0pp y.o.y). Notwithstanding lower gross additions, in 2Q14 there were continued improvements in customer profitability and retention, a direct result of the Company’s efforts to invest in the expansion and capacity of its broadband network and in customer speeds upgrade. In 2Q14, the average speed for Residential broadband customers increased by 14.9% y.o.y to 4.1 Mbps. Also, the share of RGUs with speeds equal to or greater than 5 Mbps and 10 Mbps improved 8.2pp y.o.y to 43.7% and 3.8pp to 20.2%, respectively.

In terms of gross additions, the contracted average speed was 4.6 Mbps (+35.5% y.o.y). Currently, around 55.5% of Oi’s gross additions have speeds equal to or greater than 5 Mbps and 22.2% have speeds equal to or greater than 10 Mbps.

Together with pay TV, broadband plays an important role in increasing share of wallet and profitability through cross selling and upselling of bundled offerings. As a result, broadband churn rate continued to decline, reflecting the strategy to focus on improving the quality of the customer base.

Pay TV

As at the end of 2Q14, Oi had 887 thousand pay TV customers (-1.5% y.o.y). This decline reflects primarily the base cleanup occurred in 4Q13 and the focus on improving the quality of sales in anticipation of the new Oi TV offer that was marketed in late March 2014. On a sequential basis, pay TV customers grew by 7.0% q.o.q.

The new Oi TV offer is anchored on a differentiated value proposition that includes more channels, including a broad range of Globo channels and new pay-per-view and interactive services. The re-launch of Oi TV followed the implementation of a new TV platform using the SES-6 satellite contracted in 2013

08/06/2014	5

thus allowing Oi to achieve an important competitive edge. SES-6 provides the greatest satellite capacity in the Brazilian market, whilst improving signal quality and coverage, thus allowing Oi TV offer to include open channels in HD via DTH, even in entry-level packages. In March 2014, Oi entered into an agreement to increase the number of Rede Globo affiliate stations from 13 to 43, thereby becoming the satellite pay TV operator with the highest number of Globo channels. These 43 stations cover around three thousand municipalities and Oi is the only pay TV operator to receive Globo’s signal in 2 thousand of these municipalities thus further contributing to the differentiation of Oi TV offer.

The new Oi TV offer is enabling also a greater upselling potential in Oi’s portfolio, driving ARPU growth and playing a strategic role in retaining and increasing the loyalty of residential customers.

The re-launch of Oi TV in late March contributed to underpin pay TV sales, which posted an increase in gross adds of 66% q.o.q in 2Q14. Oi TV has reached the mark of around three thousand daily sales. Penetration of Oi TV reached 7.7% of homes with Oi products in 2Q14 equivalent to +0.4pp y.o.y and +0.5pp q.o.q. Installation of Oi TV customers was not impacted by the stoppages in installation in Bahia and in the southern region of Brazil as Oi uses different service providers.

Residential ARPU

As at the end of 2Q14, Oi had 11,483 thousand homes connected to the network. Approximately 60% of the homes, or 6,901 thousand homes, had more than one Oi product, which is a 3.0pp improvement y.o.y. As a result of the focus on bundled offering sales, combined with the upselling initiatives, residential ARPU continued to post positive results, closing 2Q14 at R$ 73.9 (+5.3% y.o.y). In 1H14 ARPU stood at R$ 73.8 (+6.2% y.o.y).

Personal Mobility

	2Q14	2Q13	1Q14	YoY	QoQ	1H14	1H13	YoY
Personal Mobility
Net Revenues (R$ million)	2,231	2,255	2,166	-1.1%	3.0%	4,397	4,571	-3.8%
Service	2,023	2,127	2,053	-4.9%	-1.5%	4,075	4,295	-5.1%
Customer (1)	1,698	1,595	1,654	6.5%	2.7%	3,352	3,193	5.0%
Network Usage	324	532	399	-39.0%	-18.8%	723	1,103	-34.4%
Sales of handsets, sim cards and others	208	128	114	62.5%	83.3%	322	276	16.5%
Revenue Generating Units (RGU) - (‘000)	48,618	46,896	48,145	3.7%	1.0%	48,618	46,896	3.7%
Prepaid Plans	41,801	40,235	41,417	3.9%	0.9%	41,801	40,235	3.9%
Postpaid Plans(2)	6,817	6,661	6,729	2.3%	1.3%	6,817	6,661	2.3%

Note:	(1)	Includes: subscriptions, outgoing calls, mobile long distance, roaming, data and value added services.
	(2)	Includes: high-end postpaid plans, Oi Controle, bundled mobile services (Oi Conta Total and Oi Internet Total) and 3G (mini-modem).

Net revenues from Personal Mobility segment totaled R$ 2,231 million in 2Q14 (-1.1% y.o.y), mainly impacted by MTR cuts, lower long-distance revenues and fewer working days in June. This was partially offset by the increase in data revenues and handset sales.

08/06/2014	6

Customer revenues reached R$ 1,698 million this quarter, an increase of 6.5% y.o.y. The trends showed marked improvement compared to +3.6% y.o.y in 1Q14 and +3.4% y.o.y in 4Q13.

This performance is explained by: (i) customer base expansion of 3.7% y.o.y; (ii) solid growth in data revenues (mobile internet, mobile broadband and value added services), which reached R$ 471 million (+36.1% y.o.y) or 28% of the total customer revenue (+6.0pp y.o.y); (iii) continued and consistent growth in average recharge volume in the prepaid segment, supported by the usage of Active Campaign Management (ACM) tool to target more efficiently prepaid offerings, and (iv) the growth in Oi Controle offer, in the postpaid segment.

Revenues from network usage decreased 39.0% y.o.y and 18.8% q.o.q to R$ 324 million, due to the regulated cut in MTRs implemented in February 2014. In effect, MTRs charged per minute by Oi stood at R$ 0.34945, R$ 0.36185 and R$ 0.35107 in Region I, II and III, respectively, between 24 February 2012 and 5 April 2013. Between 6 April 2013 and 23 February 2014, MTRs stood at R$ 0.31034, R$ 0.31949 and R$ 0.30970 in Region I, II and III, respectively, with an intermediate step in Region I at R$ 0.31511 on 9 June 2013. As from 24 February 2014, MTRs declined further to R$ 0.23275, R$ 0.23961 and R$ 0.23227 in Region I, II and III, respectively. This represented a 25% cut versus the previous level. Additionally, MTRs are expected to decline an additional 33.3% as from 24 February 2015 to R$ 0.15517, R$ 0.15974 and R$ 0.15485, respectively in Region I, II and III.

In 2Q14, the handset sales amounted to R$ 208 million (+62.5% y.o.y). Notwithstanding the very strict subsidy policy and focus on sales quality and cash flow protection, Oi boosted its handset sales volume through partnerships with large retailers as a strategic initiative to leverage its SIM card sales and increase the smartphone penetration in its customer base. This movement is focused on selling handsets for prepaid and Oi Controle customers and is also aimed at stimulating data usage.

Oi had 48,618 thousand RGUs in the Personal Mobility segment (+3.7% y.o.y) at the end of 2Q14.

Net additions totaled 1,722 thousand in the last twelve months (+1.4% y.o.y), of which 1,566 thousand were prepaid and 156 thousand were postpaid. In 2Q14, net adds reached 473 thousand up by 44.4% y.o.y. The monthly churn declined by 0.3pp y.o.y, staying at its lowest levels since 4Q11, a direct result of the new sales strategy focused on quality of sales.

At the end of 2Q14, Oi’s mobile customer base (Personal Mobility + Corporate / SMEs) totaled 51,103 thousand RGUs, 48,618 thousand of which in Personal Mobility and 2,485 thousand in Corporate / SMEs. In 2Q14, gross and net additions came to 6.0 million and 502 thousand, respectively.

08/06/2014	7

Prepaid

In 2Q14, prepaid customers reached 41,801 thousand (+3.9% y.o.y and +0.9% q.o.q) with net adds of 1,566 thousand RGUs in the last twelve months.

Prepaid remains the key offering in Personal Mobility given its intrinsic characteristics: (i) low customer acquisition cost; (ii) no billing and collection costs; (iii) no bad debt, and (v) favorable impact on working capital, in line with Oi’s focus on cash generation and financial discipline.

Oi has concentrated its efforts on increasing the usage of voice and data of prepaid customers, especially those with an active consumption and recharge profile, fueling the continued strong recharge volume presented in the recent quarters.

Oi has also been encouraging the increase in recharge consumption by promoting offers such as Tudo por Dia and data and SMS packages. As a result, recharges continued to show a very solid profile, leading to an increase in gross recharge volume of 7.2% y.o.y. The average recharge ticket increased by 10.8% y.o.y, outpacing the 3.9% annual increase in the prepaid customer base.

In addition, the improved performance in recharge volume that Oi has presented in recent quarters also benefits from the utilization of the Active Campaign Management. This is a tool that manages recharge campaigns through a one-to-one marketing concept, creating, executing and managing customized campaigns for prepaid and Oi Controle customers, through real time marketing messages in order to encourage customers to recharge their accounts and purchase add-on packages based on their profile, thus improving the context and relevance of the promotions.

Mobile data in the prepaid segment continues to post consistent and substantial revenue growth. Data volumes increased more than a 100% y.o.y, doubling the share of data usage in the recharge consumption. Additionally, VAS revenues from prepaid segment increased by 17% y.o.y, a direct result of: (i) the add-on packages that complement customer offerings, and (ii) the use of active marketing tools.

Postpaid

In 2Q14, postpaid customers in the Personal Mobility segment stood at 6,817 thousand (+2.3% y.o.y and +1.3% q.o.q), despite the sales channel restructuring and the more restrictive sales approach adopted by this segment since last year.

Postpaid customers accounted for 14.0% of the Personal Mobility base and its current performance is being underpinned by sales of Oi Controle.

Oi Controle plan consists of a fixed-mobile affordable offer that includes unlimited on-net calls to fixed and mobile in Brazil for R$ 29.90/month,

08/06/2014	8

including also R$ 10.90/month to be used for other services, including off-net calls, and R$ 0.75/day for data, SMS and Wifi usage. The payment for this service is by credit card. Moreover, if the credits run out before time, the customer can recharge the credits at any time. As such, while still benefitting from the absence of bad debt and favorable impact on working capital in line with the advantages of prepaid offers, Oi Controle also benefits from a heavier consumption profile in line with postpaid offers, thus allowing this hybrid plan to have a more attractive ARPU (circa 2.2x) than that of prepaid plans. In 2Q14, the Oi Controle customer base posted an annual increase of 9.2%, and already accounts for circa 10% of customer revenues. Additionally, Oi Controle has a lower churn rate than prepaid offers.

3G and 4G LTE coverage

Oi’s 3G coverage reaches 937 municipalities, equivalent to 77% of the country’s urban population, an increase of 8%, or 67 municipalities, over 2Q13. Oi continues to invest in improving its 3G coverage and capacity to continue to respond to the demands of growing data usage and volumes and capture the opportunity of revenue growth in the mobile data segment.

Oi is already offering the 4G LTE data package in 45 municipalities including the 12 cities that hosted the FIFA’s World Cup.

Mobile ARPU

Mobile ARPU treats total mobile revenue (Personal Mobility + Corporate / SMEs) as if it were generated by a separate mobile company, i.e. including revenue from traffic between Oi’s mobile and wireline divisions (intercompany), but excluding revenue from mobile long-distance calls that belongs to the STFC license (fixed voice concession). This amount is then divided by the average customer base to calculate mobile ARPU.

Mobile ARPU reached R$ 17.7 in 2Q14 (-10.8% y.o.y), despite the 25% drop in the interconnection tariff. The lower interconnection revenues were partially offset by growth in data revenues and the increase in prepaid recharge levels.

Excluding interconnection revenues, mobile ARPU increased by 6.7% y.o.y, supported by prepaid ARPU improvement in the period.

08/06/2014	9

Corporate / SMEs

	2Q14	2Q13	1Q14	YoY	QoQ	1H14	1H13	YoY
Corporate / SMEs
Net Revenues (R$ million)	2,096	2,154	2,091	-2.7%	0.2%	4,187	4,232	-1.1%
Revenue Generating Units (RGU) - (‘000)	8,108	8,755	8,137	-7.4%	-0.4%	8,108	8,755	-7.4%
Fixed	4,995	5,306	5,050	-5.9%	-1.1%	4,995	5,306	-5.9%
Broadband	628	615	630	2.1%	-0.4%	628	615	2.1%
Mobile	2,485	2,834	2,456	-12.3%	1.2%	2,485	2,834	-12.3%

Net revenues totaled R$ 2,096 million (-2.7% y.o.y), essentially due to the decline in MTRs, fewer number of working days in June, outsourced field force stoppages in Bahia and in the southern region of Brazil, which impacted installations and the lower voice usage in both segments as a result of the migration to data usage.

Additionally, in the Corporate segment, there were lower extra-bundle revenues due to customer migration to more suitable plans that included voice and data.

Oi ended 2Q14 with 8,108 thousand RGUs (-7.4% y.o.y) in the Corporate / SMEs segment. This performance reflected the above including: (i) the ongoing restructuring in the SME segment and the focus on sales quality, with the revision of processes, sales channels and partnerships with franchises to improve the quality of the customer addition mix, causing a natural decline in sales volume, and (ii) the strategy of rational handset subsidies, an important tool for boosting segment sales, in line with the focus on financial discipline and improved cash generation.

SMEs

In this quarter, the SMEs segment continued to focus in the implementation of the proposed restructuring composed of three stages. The first stage was focused on the improvement of sales quality through changes in the franchise commissioning policy and the implementation of the quality call, allowing Oi to have a more sustainable sales growth. The second phase consisted of competitive gains, with the repositioning of offerings and channels. Finally, in the third and last phase, the Company aims to increase productivity through initiatives to improve the ratio gross additions / activation.

With the first and second phases now deployed, Oi is now focused on boosting productivity of its sales channels with the expansion of outbound and the resumption of growth in the number of franchises but with strict quality and financial controls. The result was a sequential increase of 25% of the gross additions, mainly due to a robust quarterly growth of the mobile gross addition, a direct result of the new bundled offerings launched in the second phase of the restructuring process. The share of bundled offerings in total mobile gross additions improved from 6% in December 2013 to 36% in March 2014 and 50% in June, thus underlining the attractiveness of the convergence strategy in this segment.

The performance of the gross additions, associated to a significant annual reduction in churn levels, resulted in the lowest net disconnections since 4Q12.

08/06/2014	10

In 2Q14, the SMEs segment was impacted mostly by the MTR cuts and the expected decline in traffic and sales volume given fewer working days in June. But on the other hand, it is worth highlighting that in 2Q14 the segment presented a 50% drop in accounts receivable overdue for more than 30 days in comparison with 2Q13, which is in line with Oi’s strategy of improving the quality of its sales and its cash flow profile.

Corporate

In June 2014, Oi was the official provider of telecom and IT services of FIFA’s World Cup. Oi served FIFA in two different ways: FITS (FIFA’s corporate network) and Media Services (cabled and wireless internet and phone solution for the media public). With FITS and Media Services, Oi offered data and voice communication solutions to meet FIFA’s communication needs (corporate network, accreditation and ticket management) and Media Public (news agencies, journalists and photographers) in more than 70 event venues (Stadiums, FIFA Venue Hotels, FIFA Headquarters, FIFA Referee Hotel, VIP Hotel, Airports, Transport Depots, FIFA Venue Ticketing Centers and other key locations) in the 12 host cities.

During the event, 74 terabytes of data were transported in media and computer networks provided by Oi for FIFA, of which 57 terabytes were used by approximately 20,000 accredited media professionals from 113 countries to cover the event in Brazil.

The organizing committee acknowledged the high quality of the services rendered by Oi in this high profile event.

Although, the Corporate segment posted an annual decline in RGUs, Oi saw robust increase of 8.2% in broadband customers, driven mainly by networks and IP. In addition, VPN networking accesses were +17.2%, internet accesses were +16.5% and fixed digital trunking was +4.2%.

In terms of revenues, the highlight was data communication and IT services. The innovative offers of Data Center, Cloud and IT combined with telecom solutions, resulted in a 22% annual growth, contributing to a greater share (+3.0pp y.o.y) of non-voice services revenues.

PORTUGAL

In 2Q14, revenues from Portuguese telecommunications businesses amounted to R$ 1,853 million, increasing by 9.5% y.o.y, reflecting a favorable currency effect.

In local currency, total net revenue amounted to Euro 606 million, decreasing by 3.4% y.o.y. Customer revenues from Portuguese telecommunications businesses decreased by 4.5% y.o.y showing an improvement versus the previous quarter, the best performance of the last six quarters.

08/06/2014	11

The B2C segment, posted a decline in revenues of 3.0%, improving versus the previous quarter (-3.5% y.o.y in 1Q14). MEO posted another quarter of resilient performance in terms of net adds and market share both in the Residential and Personal segments.

Residential revenues amounted to R$ 534 million, up by 12.4% y.o.y. In local currency, Residential revenues amounted to Euro 175 million, decreasing by 0.7% y.o.y. MEO continued to gain share in triple-play and quadruple-play offers. As a result, fixed retail accesses posted the double of net additions of 1Q14 and the best performance over the last six quarters. Personal Mobility segment revenues amounted to R$ 474 million, up by 7.9% y.o.y, while in local currency amounted to Euro 155 million, decreasing by 4.9% y.o.y, mainly impacted by lower sales and higher competitive and pricing pressure on the prepaid business. The Corporate / SMEs segment was also penalized by competitive dynamics that are impacting pricing environment, namely on mobile services. Corporate / SMEs revenues amounted to R$ 577 million, up by 6.8% y.o.y. In local currency, Corporate / SMEs revenues decreased by 5.7% y.o.y, to Euro 189 million, improving the trend compared to previous quarters whilst maintaining a strong market position. Revenues from Wholesale, other and eliminations amounted to R$ 268 million, up by 12.6% y.o.y, while in local currency amounted to Euro 87 million, decreasing by 0.8% y.o.y in 2Q14, reflecting lower accesses and international traffic revenues.

Residential

	2Q14	2Q13	1Q14	YoY	QoQ	1H14	1H13	YoY
Residential
Net Revenues (R$ million)	534	475	579	12.4%	-7.7%	1,113	947	17.5%
Net Revenues (Euro million)	175	176	179	-0.7%	-2.2%	353	355	-0.4%
Revenue Generating Units (RGU) - (‘000)	3,884	3,810	3,848	2.0%	0.9%	3,884	3,810	2.0%
Fixed Line in Service	1,637	1,660	1,638	-1.4%	-0.1%	1,637	1,660	-1.4%
Fixed Broadband	1,057	1,015	1,042	4.1%	1.4%	1,057	1,015	4.1%
Pay TV	1,190	1,134	1,168	4.9%	1.9%	1,190	1,134	4.9%
ARPU Residential (Euro)	31.7	31.6	32.1	0.3%	-1.2%	31.9	31.7	0.5%

In 2Q14, residential RGUs increased by 2.0% y.o.y, reaching 3,884 thousand, with pay TV and broadband accesses already accounting for 57.8% of total residential retail accesses as at 30 June 2014.

In 2Q14, fixed retail accesses posted 36 thousand net additions (2x 1Q14 net adds), reflecting: (1) one thousand PSTN/ISDN net disconnections; (2) 22 thousand pay TV net additions, and (3) 14 thousand fixed broadband net additions.

08/06/2014	12

This performance, notwithstanding increased competitive pressure and high penetration of pay TV in the Portuguese market, was the best performance of the last six quarters. Pay TV reached 1,190 thousand customers in the quarter (+4.9% y.o.y) while fixed retail broadband reached 1,057 thousand customers (+4.1% y.o.y), underpinned by PT’s bundled offers and M4O, which is still gaining momentum. Unique customers in the residential segment reached 1,793 thousand. Triple-play customers stood at 876 thousand (+11.3% y.o.y), equivalent to 48.9% of PT’s residential customers, thus extending its leadership in the market. The continued and sustainable growth of triple and quadruple-play bundles also underpinned ARPU growth of 0.3% y.o.y to Euro 31.7 and the increase of RGU’s per unique customer from 2.07 in 2Q13 to 2.17 in 2Q14.

In 2Q14, revenues in the Residential segment amounted to Euro 175 million, decreasing by 0.7% y.o.y. As a result of the higher penetration of triple and quadruple-play offers, the contribution of non-voice services in Residential service revenues reached 68.0% (+2.3pp y.o.y) in 2Q14 whilst the weight of flat revenues stood at 90.3% (+0.3pp y.o.y).

Personal Mobility

	2Q14	2Q13	1Q14	YoY	QoQ	1H14	1H13	YoY
Personal Mobility
Net Revenues (R$ million)	474	439	488	7.9%	-2.8%	962	856	12.4%
Net Revenues (Euro million)	155	163	151	-4.9%	2.8%	305	321	-4.8%
Service	137	140	133	-2.1%	3.1%	269	280	-3.6%
Customer	125	131	123	-4.5%	2.2%	248	263	-5.7%
Network Usage	11	8	10	35.4%	14.7%	21	17	28.3%
Sales of handsets, sim cards and others	18	23	18	-22.0%	0.4%	36	41	-12.9%
Revenue Generating Units (RGU) - (‘000)	6,189	6,183	6,316	0.1%	-2.0%	6,189	6,183	0.1%
Prepaid Plans	4,374	4,843	4,630	-9.7%	-5.5%	4,374	4,843	-9.7%
Postpaid Plans	1,815	1,340	1,686	35.5%	7.7%	1,815	1,340	35.5%

In 2Q14, Personal Mobility customers, including voice and broadband customers, remained broadly flat y.o.y at 6,189 thousand. The focus is in increasing postpaid customers on the back of convergence offers. Postpaid had the best performance in the last ten quarters and already accounts for 29.3% of the personal mobility customer base. The solid performance in postpaid customers (130 thousand net additions in 2Q14) is anchored on the strong commercial success of M4O, which is supporting the transformation of the Portuguese mobile market by introducing convergence which allows additional differentiation, while at the same time is shifting the focus from prepaid to postpaid. In fact, according to the Portuguese telecommunications regulator, Anacom, PT has gained market share in 1Q14 for the sixth consecutive quarter (+2.5pp) and it now stands at 48% of the market.

In 2Q14, customer revenues in the Personal Mobility segment declined by 4.5% y.o.y to Euro 125 million, improving the trend compared to 1Q14 (-6.8% y.o.y). The weight of flat fee customer revenues increased by 12.5pp y.o.y to 50.0%

08/06/2014	13

underpinned by M4O and “unlimited” tariff plans performance. Interconnection revenues increased 35.4% y.o.y to Euro 11 million in 2Q14, as MTRs, which declined throughout 2012, averaged out and contributed to an improvement of interconnection revenues. Personal Mobility segment ARPU declined by 3.5% y.o.y to Euro 7.3, improving when compared to 1Q14 and 4Q13 (-9.2% y.o.y and 10.8% y.o.y, respectively). The weight of non-voice revenues in service revenues stood at 38.2% in 2Q14 (+3.4pp y.o.y), reflecting the solid performance of data packages “internetnotelemovel”.

Corporate / SMEs

	2Q14	2Q13	1Q14	YoY	QoQ	1H14	1H13	YoY
Corporate / SMEs
Net Revenues (R$ million)	577	541	614	6.8%	-6.0%	1,191	1,075	10.8%
Net Revenues (Euro million)	189	200	189	-5.7%	-0.4%	378	403	-6.1%
Revenue Generating Units (RGU) - (‘000)	2,633	2,569	2,638	2.5%	-0.2%	2,633	2,569	2.5%
Fixed	703	733	714	-4.2%	-1.5%	703	733	-4.2%
Broadband	274	250	271	9.5%	1.2%	274	250	9.5%
Pay TV	170	134	165	27.0%	3.5%	170	134	27.0%
Mobile	1,487	1,452	1,489	2.4%	-0.1%	1,487	1,452	2.4%

PT Portugal has maintained a solid leadership, both in large corporate and in small and medium size businesses, anchored on its distinctive and broad products and services offering to both market segments, leveraged in its state-of-the-art network.

In 2Q14, the Corporate / SMEs segment presented a positive operational performance with enterprise RGUs increasing by 2.5% y.o.y, reaching 2,633 thousand, with pay TV and broadband accesses already accounting for 38.7% (+4.4pp y.o.y) of total enterprise retail accesses as at 30 June 2014. In 2Q14, fixed retail accesses reached two thousand net disconnections, reflecting: (i) 11 thousand PSTN/ISDN net disconnections; (ii) six thousand pay TV net additions, and (iii) three thousand fixed broadband net additions.

Operating revenues of the Corporate / SMEs customer segment declined by 5.7% y.o.y to Euro 189 million in 2Q14, impacted by strong cost cutting initiatives and significant reduction in investments in new projects of the public and private sector and competitiveness of the market.

Aimed at improving its share of wallet and the resilience of the business, IT, Data and Cloud remain a key focus, aimed at leveraging PT Portugal’s network and investments in technology. In 2Q14, non-voice services from Corporate / SMEs segment represented 58.5% of Enterprise retail revenues, up by 5.1pp y.o.y.

08/06/2014	14

Operating Costs and Expenses

Table 2 – Breakdown of Operating Costs and Expenses

Item - R$ million	2Q14	2Q13	1Q14	YoY	QoQ	1H14	1H13	YoY
Operating Expenses (Pro-forma)
Personnel	1,015	860	966	18.1%	5.2%	1,981	1,729	14.6%
Interconnection	840	1,195	925	-29.7%	-9.1%	1,765	2,420	-27.0%
Third-Party Services	2,025	1,992	2,019	1.6%	0.3%	4,044	3,940	2.6%
Network Maintenance Service	485	624	520	-22.2%	-6.6%	1,005	1,317	-23.6%
Handset Costs/Other (COGS)	241	214	181	12.5%	33.4%	422	425	-0.7%
Marketing	230	256	151	-10.4%	51.7%	381	359	6.3%
Rent and Insurance	857	562	845	52.4%	1.3%	1,702	1,131	50.5%
Provision for Contingencies	211	172	147	22.6%	43.5%	357	306	17.0%
Provision for Bad Debt	200	338	217	-40.9%	-7.9%	416	654	-36.3%
Other Operating Expenses (Revenue), Net	449	464	526	-3.1%	-14.5%	975	955	2.1%

Routine OPEX	6,553	6,677	6,497	-1.9%	0.9%	13,050	13,235	-1.4%

In 2Q14 consolidated routine Opex, on a pro-forma basis, stood at R$ 6,553 million (-1.9% y.o.y). The decline registered in 2Q14, was observed notwithstanding the impact of the appreciation of the Euro against the Real (R$ 138 million), inflation and costs associated with the rentals of certain assets that were sold in 2013 (R$ 137 million), namely GlobeNet and fixed and mobile towers.

Excluding the impact of the depreciation of the Real against the Euro and the additional rentals, Opex would have declined by 6.0% y.o.y.

The cost performance reflects primarily: (i) lower interconnection costs; (ii) lower provisions for bad debt, against a backdrop of the successful measures undertaken over the past 12 months to improve the quality of sales, and (iii) overall cost discipline across all items.

Personnel

Personnel costs and expenses totaled R$ 1,015 million in 2Q14 (+18.1% y.o.y), including the impact of depreciation of the Real against the Euro, which amounted to R$ 35 million. Excluding this impact, personnel costs would have increased by 14.0% y.o.y.

This increase, excluding the currency impact, is mainly due to the collective bargaining agreement adjusted by inflation, which occurred in December 2013 (R$ 28 million), the insourcing of part of Oi’s internal network maintenance operations (2Q13) and SME door to door sales (R$ 81 million).

It is important to highlight that part of this annual increase in personnel costs was partially compensated by the initiatives to increase productivity already showing results in 2014.

08/06/2014	15

Interconnection

Interconnection costs totaled R$ 840 million in 2Q14 (-29.7% y.o.y), including the impact of depreciation of the Real against the Euro, Namibian dollar and US dollar, which amounted to R$ 19 million. Excluding this impact, interconnection costs would have declined by 31.3% y.o.y. This performance was mostly due to the 25% cut in MTRs in Brazil, implemented in February 2014. Also, in Brazil this quarter presented a lower SMS and mobile voice off-net traffic, reflecting the success of the on-net offers. It is worth highlighting that MTRs in Portugal declined throughout 2012 and averaged out in 2013.

Third-Party Services

In 2Q14, expenses with third-party services totaled R$ 2,025 million (+1.6% y.o.y), including the impact of depreciation of the Real against the Euro, which amounted to R$ 56 million. Excluding this impact, third-party costs would have decreased by 1.2% y.o.y.

This decline is primarily explained by lower third-party services in Portugal. In Brazil higher expenses with TV content and the implementation of IT projects for the World Cup more than offset lower commissions, which reflected lower gross adds, as a result of the focus on quality of sales, and a commissioning model indexed to the payment of the first and second bills, and lower call center costs, as a result of more efficient sales processes.

Network Maintenance Service

In 2Q14, expenses related with network maintenance services reached R$ 485 million (-22.2% y.o.y), including the impact of depreciation of the Real against the Euro, which amounted to R$ 5 million. Excluding this impact, network maintenance costs would have declined by 23.1% y.o.y.

Handset Costs/Other (COGS)

The handset costs increased by 12.5% y.o.y, having reached R$ 241 million in 2Q14, including the impact of depreciation of the Real against the Euro, which amounted to R$ 7 million. Excluding this impact, handset costs would have increased by 9.2% y.o.y.

This increase is the result of a higher volume of handset sales. As previously explained, Oi boosted its handset sales volume through partnerships with large retailers as a strategic initiative to leverage its SIM card sales and increase the smartphone penetration in its customer base.

Marketing

Advertising expenses closed 2Q14 at R$ 230 million (-10.4% y.o.y), including the impact of depreciation of the Real against the Euro, which amounted to R$ 5 million. Excluding this impact, marketing costs would have declined by 12.5% y.o.y.

08/06/2014	16

This reduction is primarily due to more focused marketing efforts in the campaigns associated with the FIFA World Cup and notwithstanding the re-launch of the new pay TV offer with the corresponding marketing campaign starting at the end of 1Q14. In Portugal, the decline in marketing expenses is explained by the commercial effort in 1H13 following the launch of M4O and despite the marketing campaigns supporting the rebranding of PT’s mobile business from TMN to MEO occurred during 1H14. On a sequential basis, marketing costs increased by 51.7% due to the World Cup investments and promotions including the launch of the Oi Eu Tô na Copa offer and other marketing campaigns.

Rent and Insurance

In 2Q14, rent and insurance expenses reached R$ 857 million (+52.4% y.o.y), including the impact of depreciation of the Real against the Euro, which amounted to R$ 6 million. Excluding this impact, rent and insurance costs would have increased by 51.3% y.o.y.

This increase is mainly due to: (i) the incremental operational leasing of network infrastructure, related to the Brazilian assets sold since 2013, including GlobeNet and mobile and fixed towers (R$ 137million); (ii) higher expenses with the rent of satellite capacity in connection with the SES-6 satellite launched in June 2013; (iii) higher expenses with the insourcing of the internal plant in Brazil, which includes car rental and insurance; (iv) settlement agreements with other operators; and (v) annual contractual adjustments.

Quarter on quarter, the increase of 1.3% is explained by incremental operational leasing of network infrastructure, related to the mobile towers sold in March 2014.

Provision for Contingencies

The expenses with provision for contingencies stood at R$ 211 million (+22.6% y.o.y).

Provision for Bad Debt

In 2Q14, provisions for bad debt stood at R$ 200 million (-40.9% y.o.y), including the impact of depreciation of the Real against the Euro, which amounted to R$ 4 million. Excluding this impact, provisions for bad debt would have decreased by 41.9% y.o.y.

This decline in provisions is a direct result of of the improvement in churn and more strict credit requirements for new customers. In 2Q14, provisions for bad debt amounted to 2.2% of net revenue, 1.6pp lower than 2Q13 (3.8%).

08/06/2014	17

Other Operating Expenses (Revenue)

In 2Q14, other operating expenses stood at R$ 449 million (-3.1% y.o.y), including the impact of depreciation of the Real against the Euro, which amounted to R$ 1 million. Excluding this impact, other operating expenses would have decreased by 3.3% y.o.y.

This decline is primarily explained by lower expenses in Portugal, as in 2Q13 there were additional operational provisions and other costs amounting to R$ 76 million (Euro 28 million), which more than compensated the increase in other operating expenses in Brazil primarily explained by higher expenses with fuel and other materials related to the insourcing of the internal plant maintenance, lower revenues resulting from the asset disposals and other expenses.

EBITDA

Table 3 – EBITDA and EBITDA Margin

	2Q14	2Q13	1Q14	YoY	QoQ	1H14	1H13	YoY
Oi S. A. Pro-forma
EBITDA (R$ Mn)	2,549	3,239	3,823	-21.3%	-33.3%	6,372	6,194	2.9%
Brazil	1,719	1,797	2,957	-4.4%	-41.9%	4,675	3,948	18.4%
Portugal	782	448	806	74.5%	-3.0%	1,588	1,203	32.0%
Others	49	995	60	-95.0%	-18.2%	110	1,043	-89.5%
EBITDA Margin (%)	28.3%	36.0%	42.1%	-7.8 p.p.	-13.9 p.p.	35.2%	34.6%	0.6 p.p.

Non-routine Items	-78	-927	-1,246	—	—	-1,325	-1,531	—

Reported OPEX	6,475	5,750	5,250	12 .6%	23.3%	11,725	11,704	0 .2%

Routine EBITDA (R$ Mn)	2,471	2,312	2,577	6.9%	-4.1%	5,048	4,663	8.2%
Brazil	1,640	1,633	1,710	0.4%	-4.1%	3,350	3,248	3.1%
Portugal	782	628	807	24.5%	-3.1%	1,588	1,314	20.8%
Others	49	51	60	-3.0%	-18.2%	110	101	8.5%
Routine EBITDA Margin (%)	27.4%	25.7%	28.4%	1.7 p.p.	-1.0 p.p.	27.9%	26.1%	1.8 p.p.
Brazil	23.7%	23.1%	24.9%	0.6 p.p.	-1.2 p.p.	24.3%	23.0%	1.2 p.p.
Portugal	42.2%	37.1%	41.3%	5.1 p.p.	0.9 p.p.	41.7%	39.3%	2.4 p.p.
Others	20.9%	22.8%	24.8%	-1.9 p.p.	-3.9 p.p.	22.9%	22.8%	0.1 p.p.

In 2Q14, pro-forma consolidated EBITDA reached R$ 2,549 million (-21.3% y.o.y), while EBITDA from Brazil stood at R$ 1,719 million and EBITDA from the Portuguese telecommunications business reached R$ 782 million.

08/06/2014	18

In Brazil, routine EBITDA amounted to R$ 1,640 million (+0.4% y.o.y) underpinned by overall cost discipline, and lower interconnection costs, despite revenue decline and increased marketing spend. EBITDA margin reached 23.7% compared to 23.1% in 2Q13.

In 2Q14, EBITDA from the Portuguese telecommunications businesses amounted to R$ 782 million, equivalent to a 42.2% margin. In local currency, EBITDA reached Euro 255 million (+10.0% y.o.y), benefitting from cost containment.

Capex

Table 4 – Capex

R$ million	2Q14	2Q13	1Q14	YoY	QoQ	1H14	1H13	YoY
Capex - Pro-forma
Brazil	1,380	1,506	1,208	-8.4%	14.2%	2,588	3,196	-19.0%
Portugal	236	347	258	-31.9%	-8.4%	494	608	-18.8%
Other	60	82	75	-26.3%	-19.3%	135	136	-0.8%

Total	1,676	1,934	1,540	-13.3%	8.8%	3,216	3,940	-18.4%

In 2Q14, pro-forma consolidated Capex reached R$ 1,676 million (-13.3% y.o.y). Capex in Brazil amounted to R$ 1,380 million (-8.4% y.o.y) whilst Capex in the Portuguese telecommunications business amounted to R$ 236 million (-31.9% y.o.y).

In Brazil, Oi continues to invest in its network with a granular approach and also seeking to share infrastructure investments with its peer group companies. In 2Q14, 74.5% of Capex in Brazil was targeted at the network, including: (i) improving the quality and coverage of 3G and 4G; (ii) the infrastructure for the supply of IT and communication services to the FIFA World Cup, as discussed before; (iii) the investment in improving the quality and speeds of broadband access, and (iv) investments in infrastructure and in customer equipment related to rollout the TV service.

In 2Q14, in local currency, Capex from Portuguese telecommunications businesses decreased by 40.0% y.o.y to Euro 77 million in 2Q14 and stood at 12.8% of revenues (-7.8pp y.o.y), mainly due to lower investments in IT/IS projects, following the IP transformation and consolidation of all IT applications, lower infrastructure and technology related Capex, as a result of the strong investments made in the past years, both on FTTH and 4G-LTE networks and lower customer related Capex.

08/06/2014	19

Operational Cash Flow (EBITDA – Capex)

Table 5 – Operational Cash Flow

R$ million	2Q14	2Q13	1Q14	YoY	QoQ	1H14	1H13	YoY
Oi S. A. - Pro-forma
Routine EBITDA	2,471	2,312	2,577	6.9%	-4.1%	5,048	4,663	8.2%
Capex	1,676	1,934	1,540	-13.3%	8.8%	3,216	3,940	-18.4%

Routine Operational Cash Flow (EBITDA - Capex)	795	378	1,036	110.3%	-23.3%	1,831	723	153.1%

In 2Q14, pro-forma routine EBITDA minus CAPEX increased by 110.3% y.o.y to R$ 795 million. This increase is in line with the stated strategy of taking a granular approach to investment and focusing on improving the cash-flow profile of the Company.

Depreciation / Amortization

In 2Q14 the Company reported depreciation and amortization expenses of R$ 1,598 million, broadly stable when compared to 2Q13, including the impact of depreciation of the Real against the Euro, which amounted to R$ 66 million. Excluding this impact, depreciation and amortization would have decreased by 3.4% y.o.y to R$ 1,532 million.

This decline is primarily explained by a lower contribution from Brazilian operations, benefitting already from the lower Capex in the first half of 2014 compared to year 2013.

Table 6 – Depreciation and Amortization

R$ million	2Q14	2Q13	1Q14	YoY	QoQ	1H14	1H13	YoY
Depreciation and Amortization Pro-forma

Total	1,598	1,586	1,716	0.8%	-6.8%	3,314	3,080	7.6%

08/06/2014	20

Financial Results

Table 7 – Financial Results (Oi S.A. Consolidated)

R$ Million	2Q14	2Q13	1Q14	1H14	1H13
Oi S.A. Consolidated
Net Interest (on fin. investments and loans and financing)	-711	-526	-663	-1,374	-1,001
Net FX result (on fin. investments and loans and financing)	-248	-239	-243	-491	-397
Other Financial Income / Expenses	-282	-107	-288	-570	-233

Net Financial Income (Expenses)	-1,241	-871	-1,194	-2,435	-1,632

Oi S.A. reported a net financial expense of R$ 1,241 million in 2Q14 (+3.9% q.o.q and +42.5% y.o.y). This quarter results are impacted by the consolidation of the net financial expenses from PT Portugal in May and June in the amount of R$ 203 million. Excluding this impact, in 2Q14 the net financial expenses would have declined 13.1% q.o.q and increased 19.1% y.o.y.

The sequential performance in Brazil is explained by the decrease of: (i) net interest expenses in the amount of R$ 86 million as a result of the capital increase, which impacted positively the net and gross debts, and (ii) other financial expenses in the amount of R$ 81 million mainly due to the dividends received from Portugal Telecom SGPS in May.

In the annual comparison, the increase resulted mainly from: (i) higher CDI and IPCA rates impacting net interest results, and (ii) the increase in other financial expenses chiefly due to greater contingencies payment and interest and inflation adjustment on other liabilities.

Net Income

Oi S.A. registered net loss of R$ 221 million in 2Q14. In 1H14 net profit stood at R$ 7 million. The sequential decline in 2Q14 is primarily explained by a lower EBIT following the decrease in EBITDA due to lower non-routine revenues, as in 1Q14 there was R$ 1,247 million impact related to the sale of the second tranche of mobile towers. It is important to mention that this quarter result is not comparable to previous quarters due to the consolidation of PT Portugal results since May 2014.

Table 8 – Net Income (Oi S.A. Consolidated)

	2Q14	2Q13	1Q14	YoY	QoQ	1H14	1H13	YoY
Net Income
Net Earnings (R$ Mn)	-221	-124	228	77.8%	n.m.	7	138	-95.2%
Net Margin	-2.4%	-1.4%	2.5%	-1.1 p.p.	n.m.	0.0%	0.8%	-0.7 p.p.
Earnings per Share (R$)	-0.026	-0.076	0.139	-65.4%	n.m.	0.001	0.084	-99.1%

08/06/2014	21

Debt & Liquidity

Table 9 - Debt

R$ million	Jun/14	Jun/13	Mar/14	% Gross Debt
Debt
Short Term	7,294	4,360	4,589	14.0%
Long Term	44,933	29,222	29,869	86.0%

Total Debt	52,228	33,582	34,458	100.0%

In Local Currency	19,908	20,954	21,133	38.1%
In Foreign Currency	33,037	13,966	14,158	63.3%
Swaps	-718	-1,338	-833	-1.4%

(-) Cash	-5,988	-3,011	-4,166	-11.5%

Balance transferred to noncurrent assets for sale (1)	—	-308	—	—

(-) Cash	-5,988	-3,320	-4,166	-11.5%
(=) Net Debt	46,239	30,262	30,291	88.5%

(1)	This refers to GlobeNet cash and equivalents, which, following the agreement settled for the sale of this business, was reclassified for accounting purposes, together with other GlobeNet assets, to noncurrent assets for sale.

Oi S.A. consolidated gross debt totaled R$ 52,228 million in 2Q14 (+51.6% q.o.q and +55.5% y.o.y). On May 5, 2014, the Company concluded its capital raising and integrated the businesses of PT Portugal. Since then, PT Portugal assets and liabilities are being consolidated in Oi’s balance sheet.

Brazil accounted for R$ 32.1 billion of the gross debt, a reduction of 6.8% q.o.q and 4.4% y.o.y. The accrual of debt, the hedge and BNDES/ECAs funding operations on this quarter were more than offset by the debt amortizations and maturities in the period, explaining this reduction. PT Portugal contributed with R$ 20.1 billion to the consolidated gross debt.

Considering that almost all PT’s debt is linked to Euro, the gross debt denominated in foreign currency reached 63.3% of the total in 2Q14. At the end of the quarter, although the Brazilian subsidiaries had 39.9% of their total debt denominated in foreign currency, the exposure to exchange rate fluctuations stood below 0.1% of the total gross debt, as a result of the Company’s hedging policy. As PT Portugal’s debts are mainly Euro denominated, this FX exposure may cause some volatility in the consolidated results, from a P&L perspective. From a cash flow perspective, though, such exposure is minimized by the Company’s cash flows in Euros or by the possibility of refinance in that currency. At the end of 2Q14, the average debt maturity reached 4.0 years.

In 2Q14 the Company registered a cash balance of R$ 5,988 million and consequently net debt closed at R$ 46,239 million. It is important to highlight that this cash balance does not consider the financial exposure to commercial paper of Rio Forte Investments S.A. in the amount of R$ 2,763 million.

08/06/2014	22

Table 10 – Net Debt Variation

R$ million	2Q14	2Q13	1Q14
Net Debt BoP	30,291	28,390	31,331
(-) EBITDA	2,207	1,633	1,710
(-) Non-recurring Revenues (Expenses) (1)	78	164	0
(+) Capex (2)	1,573	1,506	1,208
(+) Assets in Escrow	280	274	199
(+) Corporate Taxes	278	187	184
(+) PIS / COFINS on ICMS	0	0	0
(+) Δ Working Capital (3)	-587	7	359
(+) 3G/4G Licenses	0	830	458
(+) Fistel Fee / Profit Sharing	0	880	782
(+) Net Financial Charges	934	1,045	784
(-) Asset Disposals	0	1,061	3,304
(-) Capital Increase	7,956	—	—
(+) PT Debt	21,277	—	—
(+) RioForte Investment	2,763	—	—
(+) FX Variation	-433	—	—
(+) Other Variations	104	90	0
Net Debt EoP	46,239	30,262	30,291

(1)	Excludes asset disposals
(2)	Economic capex in the period
(3)	Includes the difference in capex disbursement and economic capex

In 2Q14, Oi’s net debt increased from R$ 30,291 million to R$ 46,239 million. This performance was explained by: (i) R$ 7,956 million of favorable impact of the capital increase carried out on May 5, 2014; (ii) consolidation of PT Portugal’s net debt, including the capitalization of the holding companies, amounting to R$ 21,277 million; (iii) exclusion of the financial exposure to commercial paper of Rio Forte Investments S.A. from the net debt calculation, in the amount of R$ 2,763 million; (iv) the R$ 433 million favorable impact from the depreciation of the Real against the Euro, and (v) the R$ 297 million negative free cash flow generation.

It should be underlined that, in line with the Company’s strategy, the negative free cash flow generation improved from R$ 1.3 billion in 2Q13 to R$ 297 million as referred to above.

08/06/2014	23

Table 11 - Gross Debt Amortization Schedule

(R$ million)	2014	2015	2016	2017	2018	2019 onwards	Total
Schedule for the Amortization of Gross Debt

Amortization in Real	752	2,051	4,003	4,348	2,942	5,812	19,908

Amortization in Euro	3,949	358	3,124	4,616	2,627	7,714	22,388

Amortization in other currencies + swap	811	966	777	526	462	6,391	9,931

Gross Debt Amortization	5,512	3,374	7,904	9,490	6,031	19,916	52,228

Table 12 – Breakdown of Gross Debt

R$ million
Breakdown of Gross Debt	2Q14
Int’l Capital Markets	29,226
Local Capital Markets	7,636
ECAs & Int’l Development Banks	5,323
National Development Banks	6,626
Commercial Banks	4,696
Hedge and Borrowing Costs	-1,279
Total Gross Debt	52,228

The Company has credit lines that are already contracted and available for disbursement as shown below:

•	BNDES: R$ 1.7 billion credit line linked to Capex between 2012 and 2014

•	Revolving credit lines with commercial banks:

•	R$ 5.4 billion in US$/Euro

•	R$ 1.5 billion

•	Commercial papers: R$ 2.1 billion

•	ECAs: R$ 653 million in US$

08/06/2014	24

Asset Disposals

Since 2012, Oi has entered into several agreements to divest non-strategic assets. The objective of these transactions is to monetize assets that are not essential to the Company’s operations, in order to increase Oi’s financial flexibility and obtain savings, once the Company will acquire the related service in more favorable financial conditions, and to add value for its shareholders.

These transactions, however, result in additional lease costs to the Company who naturally does not rely upon future revenues from these assets. On the other hand, there are savings in terms of Capex and maintenance costs related to these assets. Therefore, once each transaction is completed, the Company’s results are subject to the effects of the above-mentioned items, net of taxes. The Company estimates an impact of approximately R$ 650 million in the 2014 EBITDA due to these transactions (this amount does not include the mobile towers disposal in June 2014). In fact, the operational costs related to these disposals impacted 2Q14 EBITDA in R$ 149 million.

It is important to highlight that the cost of these transactions, between 7% and 8% (including costs, expenses, Capex and fiscal effects), is lower than the Company’s average funding costs, which demonstrates Oi’s focus on financial discipline and improvement of the cash flow profile.

The table below shows more details regarding these previously-announced transactions:

Pro-forma Numbers	Fixed Towers	Real Estate¹	Fixed Towers	GlobeNet	Mobile Towers	Mobile Towers¹
Date of Signed Contract	Apr/13	Jul/13	Jul/13	Jul/13	Dec/13	Jun/14
Term of lease (years)	20 - 40	—	20 - 40	13	15	15
Quantity	4,226	1	2,113	—	2,007	1,641
Date of Closing	Aug/13	Sep/13	Nov/13	Dec/13	Mar/14	—
Transaction value (R$ billion)	1.1	0.2	0.7	1.8	1.5	1.2

EBITDA impact of disposals (R$ billion)	n.m.	0.2	n.m.	1.5	1.3	1.0[2]

1 - Cash-in still pending

2 - Considering current book value

The chart above reflects the current view of management and is subject to various risks and uncertainties, including economic, regulatory and anti-trust factors. Any changes to these assumptions or factors may lead to actual results different from current expectations.

08/06/2014	25

Oi S.A. Consolidated

Income Statement - R$ million	2Q14	2Q13
Net Operating Revenues	8,349.2	7,073.1
Operating Expenses	-6,064.3	-5,278.7
Personnel	-905.6	-609.2
Interconnection	-794.2	-1,060.3
Third-Party Services	-1,841.2	-1,530.8
Network Maintenance Service	-467.8	-576.9
Handset Costs/Other (COGS)	-216.2	-137.3
Marketing	-218.3	-212.5
Rent and Insurance	-835.5	-506.0
Provision for Contingencies	-210.5	-173.4
Provision for Bad Debt	-190.8	-323.4
Other Operating Expenses (Revenue), Net	-462.6	-312.9
Other Non-recurring Operacional Revenues, net	78.4	163.9
EBITDA	2,285.0	1,794.3
Margin %	27.4%	25.4%
Depreciation and Amortization	-1,417.7	-1,087.8

EBIT	867.3	706.5

Financial Expenses	-1,640.2	-1,238.1
Financial Income	399.2	366.9

Income Before Tax and Social Contribution	-373.8	-164.7

Income Tax and Social Contribution	156.3	40.5
Net Income	-217.5	-124.2
Margin %	-2.6%	-1.8%
Earnings attributed to the controlling shareholders	-220.9	-124.2
Earnings attributed to the non-controlling shareholders	3.4	0.0

Outstanding Shares Thousand (ex-treasury)	8,427,661	1,640,028
Earnings per share (R$)	-0.0262	-0.0757

08/06/2014	26

Oi S.A. Consolidated

Balance Sheet - R$ million	Jun-14	Jun-13	Mar-14
TOTAL ASSETS	107,832	68,015	69,568
Current	25,375	17,257	17,053

Cash and cash equivalents	5,531	2,442	3,635
Financial investments	268	501	426
Derivatives	123	524	252
Accounts Receivable	9,681	7,023	7,499
Inventories	787	381	444
Recoverable Taxes	825	586	397
Other Taxes	1,123	1,456	1,154
Assets in Escrow	1,112	2,107	1,269
Non-Current assets for sale	0	834	0
Other Investments	2,704	0	0
Other Current Assets	3,219	1,404	1,976

Non-Current Assets	82,457	50,758	52,515

Long Term	26,742	22,494	23,568
.Recoverable and Deferred Taxes	8,114	8,944	8,379
.Other Taxes	779	852	870
.Financial investments	189	68	105
.Assets in Escrow	11,809	10,008	11,328
.Derivatives	1,343	1,322	1,537
.Financial Assets Available for Sale	4,003	773	863
.Other	506	528	487
Investments	299	175	172
Property Plant and Equipment	35,880	23,856	24,980
Intangible Assets	19,536	4,232	3,795

Balance Sheet - R$ million	Jun-14	Jun-13	Mar-14
TOTAL LIABILITIES	107,832	68,015	69,568
Current	21,448	16,910	15,409

Suppliers	6,460	4,202	4,685
Loans and Financing	6,819	4,517	4,007
Financial Instruments	599	367	833
Payroll and Related Accruals	927	573	526
Provisions	1,297	1,521	1,153
Pension Fund Provision	95	148	78
Payable Taxes	436	318	424
Other Taxes	1,733	2,153	1,710
Dividends Payable	235	189	225
Authorizations and Concessions Payable	585	471	513
Other Accounts Payable	2,262	2,163	1,254

Non-Current Liabilities	60,319	40,461	42,280

Loans and Financing	46,127	30,403	31,284
Financial Instruments	149	141	122
Payable and Deferred Taxes	253	0	0
Other Taxes	1,536	2,382	1,800
Contingency Provisions	4,537	4,561	4,466
Pension Fund Provision	3,410	643	459
Outstanding authorizations	672	913	611
Other Accounts Payable	3,634	1,418	3,537

Shareholders’ Equity	26,066	10,645	11,879

Controlling Interest	24,646	10,645	11,879
Minority Interest	1,420	0	0

08/06/2014	27

Please note

The main tables in this Press Release will be available in Excel format in the “Financial Information / Quarterly Reports” section of the Company’s website (www.oi.com.br/ir).

Definitions of the terms used in the Press Release are available in the Glossary section of the Company’s website: http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&conta=44&tipo=44334

08/06/2014	28

Transfer of 1,641 Mobile Telecommunications Towers

On June 25, 2014, Oi published a Notice to the Market announcing that its subsidiaries Telemar Norte Leste S.A. (“Telemar”) and BRT Serviços de Internet S.A. (“BRTSI”, and together with Telemar, the “Sellers”) entered into an agreement with SBA Torres Brasil, Limitada (the “Buyer”), in which they committed to transfer shares representing 100% of the capital stock of a company controlled by the Sellers that owns 1,641 mobile telecommunications towers (the “Transaction”), in exchange for the aggregate amount of R$ 1,172,493,238, on the closing date (the “Closing”), which is expected to occur in December 2014.

The Transaction reinforces and improves the Company’s financial flexibility, allowing it to extend its debt maturities, reduce costs related to financing and strengthen Oi’s liquidity position. In addition, the Transaction will transfer to the Buyer the responsibility for costs and investments in the operation, maintenance and expansion of the towers. It also assures the continued provision of personal mobile services, insofar as the Company leases space in these towers through long-term lease agreements that establish the conditions for the expansion of the leased space.

The conclusion of the Transaction is subject to the satisfaction of the conditions precedent for Closing set forth in the agreement.

For further information, please refer to the Material Fact:

http://www.mzweb.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=194111

Financial Investments of Portugal Telecom

Material Fact 1 – July 2, 2014

Oi S.A. (“Oi” or the “Company”, Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), pursuant to art. 157, § 4 of Law No. 6.404/76 (“Corporations Law”) and CVM Instruction No. 358/02, informs its shareholders and the general market that it has become aware of an announcement (http://www.telecom.pt/InternetResource/PTSite/ PT/Canais/Investidores/Pressrel/Noticias/2014/COM30JUN2014.htm) issued by Portugal Telecom, SGPS, S.A. (“Portugal Telecom”), in relation to the financial investments of Portugal Telecom in commercial paper of Rio Forte Investments S.A. (“Rioforte”), a member of the Portuguese Espírito Santo group (“GES”), as well as newspaper articles published about the matter.

According to this announcement:

“PT subscribed, through its former subsidiaries PT International Finance BV and PT Portugal SGPS, a total of Euro 897 million in commercial paper of

08/06/2014	29

Rioforte with an average annual remuneration of 3.6%. All treasury applications in commercial paper of Rioforte will mature on 15 and 17 July 2014 (Euro 847 million and Euro 50 million, respectively). Treasury operations are carried out in the context of analysis of various short-term investment options available in the market and taking into account the attractiveness of the remuneration offered and are monitored and approved by the Executive Committee. (…)

As at this date the total sum of investments in commercial paper of GES amounted to Euro 897 million, related to the investment in the commercial paper Rioforte. Since 28 April 2014 no applications and/or renewals of such investments were made. Additionally, as at this date, PT International Finance BV and Portugal Telecom, SGPS, S.A. maintain bank deposits with BES totaling Euro 22 million and Portugal Telecom, SGPS, S.A. maintains bank deposits of Euro 106 million. The figures above represent the total exposure to GES / BES.”

Oi was not informed, nor did it participate in the decisions that led to the implementation of this financial investment, which was made prior to the acquisition of Oi’s shares by Portugal Telecom in Oi’s recently completed capital increase.

Oi has requested additional clarification from Portugal Telecom, and will analyze the information it receives, take any actions necessary to protect its interests and keep its shareholders and the market informed about developments regarding this matter.

Material Fact 2 – July 15, 2014

Oi S.A. (“Oi”, Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), in compliance with art. 157, § 4 of Law No. 6.404/76, pursuant to CVM Instruction No. 358/02, hereby informs its shareholders and the market in general the following:

Rio Forte Securities

On this date, commercial paper in the amount of 847 million euros issued by Rio Forte Investments S.A. (“Rio Forte”) matured and was not paid. This commercial paper was the object of financial investments made by Portugal Telecom SGPS S.A. (“PT SGPS”) that were transferred to Oi in Oi’s capital increase of Oi on May 5, 2014 and are currently held by Oi’s subsidiaries, PT Portugal, SGPS, S.A. and Portugal Telecom International Finance B.V. (which we refer to as the “Oi Subsidiaries”). The unpaid commercial paper establishes a cure period of seven business days for Rio Forte to make such payment.

On July 17, 2014, additional commercial paper of Rio Forte in the amount of 50 million euros will mature, which is also subject to the same cure period.

Signing of MOU with PT SGPS

On this date, Oi entered into a Memorandum of Understanding (“MOU”) with PT SGPS to establish the basis of an agreement between them in relation to financial investments in Rio Forte commercial paper (the “Securities”) made by the Oi Subsidiaries.

08/06/2014	30

Principal Terms of the MOU

PT SGPS and the Oi Subsidiaries will conduct an exchange through which PT SGPS will deliver to Oi 474,348,720 Oi common shares and 948,697,440 Oi preferred shares (the “Exchanged Shares”), representing 16.6% of the voting capital and 16.6% of the total capital of Oi, and Oi, in return, will deliver the Securities to PT SGPS, for 100% of its face value, without additional payments (the “Exchange”). The number of shares to be delivered by PT SGPS to Oi, which will be held in Treasury, was agreed as the equivalent to the face value of the Securities. The consummation of the Exchange and the execution of definite agreements to be concluded within twenty (20) days from the date hereof (“Definitive Agreements”) are subject to the negotiation of definitive documents governing the Exchange, in addition to approval by an extraordinary general shareholders meeting of PT SGPS, approval by a Previous Meeting (reunião previa) of Telemar Participações S.A. (“TmarPart”), and approval by the Board of Directors of Oi. Because this is a transaction involving Oi treasury stock, the implementation of the Exchange is subject to the approval of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM).

Oi (and/or the Oi Subsidiaries) will grant to PT SGPS a personal and nontransferable option (the “Option”) to purchase shares of Oi in the same amount and type as the Exchanged Shares (or, after the previously announced merger of shares between TmarPart and Oi, the shares of TmarPart issued to replace the Exchanged Shares), and the amount shall be adjusted to reflect changes that may result from any split or reverse split of the shares (the “Option Shares”).

The Option may be exercised in whole or in part, at any time, in accordance with the following terms and conditions:

(i) Term: 6 (six) years, subject to the reduction of the number of Option Shares as follows:

Reduction Date	% of the Option Shares which will cease to be subject to the Option annually
From the 1st anniversary of the completion of the Exchange	10%
From the 2nd anniversary of the completion of the Exchange	18%
From the 3rd anniversary of the completion of the Exchange	18%
From the 4th anniversary of the completion of the Exchange	18%
From the 5th anniversary of the completion of the Exchange	18%
From the 6th anniversary of the completion of the Exchange	18%

08/06/2014	31

(ii) Exercise Price: R $ 1.8529 per Oi preferred share and R $ 2.0104 per Oi common share (and, as the case may be, R$ 2.0104 per TmarPart common share), restated by the CDI rate plus 1.5% per annum, calculated on a pro rata basis from the completion of the Exchange until the date of payment of the exercise price for the Option Shares for which the Option is exercised. The exercise price of the Option shall be paid in cash.

The terms and conditions of the Exchange and of the Option shall be established in the Definitive Agreements.

Other terms, corporate approvals and operation of the business combination of Oi and Portugal Telecom

As a result of the transactions contemplated in the Definitive Agreements, the agreements entered into on February 19, 2014 that regulate the operation of the business combination and of the shareholder bases of Oi and PT SGPS (the “Transaction”) will be amended to provide for, among other things: (i) the extension of deadlines for the completion of the Transaction; (ii) the necessary adjustment in the structure of the merger of PT SGPS into TmarPart (as previously disclosed to the market), so that the shareholders of PT SGPS have the opportunity to receive, as soon as possible, the TmarPart shares, in accordance with a legally valid structure to be determined by mutual agreement of the parties; and (iii) the limitation of voting rights of PT SGPS in the by-laws of TmarPart to a maximum of 7.5% (seven and a half percent). Such arrangements will be set out in the Definitive Agreements.

The MOU will remain in effect until the first to occur of (i) the date of execution of the Definitive Agreements, and (ii) September 8, 2014.

Other Information

Oi emphasizes that the conclusion of the MOU will enable the Transaction, as announced in October 2013 and in February 2014, to continue to be implemented, aiming to migrate TmarPart to the Novo Mercado segment of the BM&FBOVESPA, with the highest standards of corporate governance, to increase liquidity of the shares, with dispersion of ownership in the market, and accelerating the synergies created by the Transaction.

With the transfer of Securities to PT SGPS, PT SGPS will be solely responsible for negotiating payment terms with Rio Forte and for decisions relating to the Securities. Oi, as the parent company of PT Portugal, will lend documentary support to PT SGPS to enable it to take the measures necessary for it to recover debts represented by Securities.

Oi will keep its shareholders and the market informed regarding the conclusion of the Transaction and any other events that may affect its terms and conditions.

Material Fact 3 – July 28, 2014

Terms of the Exchange of Credits for Shares of Oi/TmarPart

and the Option for the Purchase of Shares in Treasury

to be Submitted to the Governing Bodies of the Companies

08/06/2014	32

Continuation of the Final Stages of the Corporate Reorganization

Oi S.A. (“Oi,” Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C) and Telemar Participações S.A., (“TmarPart”) in compliance with art. 157, §4 of Law No. 6,404/76 (the “Brazilian Corporation Law”) and the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) Instruction No. 358/02, in addition to the Material Fact dated July 15, 2014, notifies their shareholders and the market in general of the following regarding the terms of the agreements that may be entered into between Oi, TmarPart and Portugal Telecom SGPS S.A. (“PT SGPS”) in relation to the financial investments in commercial paper of Rio Forte Investments, S.A. (the “Commercial Paper”).

On this date, Oi and PT SGPS determined the terms that will be included in the definitive agreements and that will be submitted to the Board of Directors of Oi and the shareholders’ meeting of PT SGPS for approval, which, once such approval has been obtained, will be entered into by PT SGPS and the companies that became subsidiaries of Oi as a result of the transfer of PT SGPS assets on May 5, 2014, that is, PT International Finance B.V. (“PT Finance”) and PT Portugal SGPS, S.A. (“PT Portugal” and, together with PT Finance, the “Oi Subsidiaries”), as well as Oi and TmarPart and will establish the terms and conditions that may govern the transactions agreed upon by Oi and PT SGPS in connection with the financial investments in the Commercial Paper (the “Definitive Agreements”).

The Definitive Agreements provide for: (i) an exchange whereby the Oi Subsidiaries will transfer to PT SGPS the Commercial Paper, and in exchange PT SGPS will transfer to the Oi Subsidiaries common and preferred shares of Oi (or of TmarPart, in the event that the exchange occurs after the merger of shares of Oi into TmarPart (the “Merger of Shares”)); and (ii) the granting by the Oi Subsidiaries to PT SGPS of a call option to repurchase shares of Oi.

Main terms of the Exchange Agreement and Other Covenants (the “Exchange Agreement”)

The Oi Subsidiaries and PT SGPS will conduct an exchange whereby PT SGPS will transfer to the Oi Subsidiaries unencumbered shares of Oi corresponding to 474,348,720 Oi common shares and 948,697,440 Oi preferred shares (the “Exchanged Shares”); and Oi, as compensation, will transfer the Commercial Paper to PT SGPS, in the total principal amount of €897 million, with no additional consideration (the “Exchange”).

Because this transaction involves shares that will be placed in Oi’s treasury, the implementation of the Exchange is subject to CVM authorization of (a) the receipt of the Exchanged Shares by the Oi Subsidiaries; (b) the maintenance of Oi shares (and, after the Merger of Shares, of TmarPart shares) in treasury, in an amount equal to the maximum number of Exchanged Shares; and (c) the granting of the call option by the Oi Subsidiaries to PT SGPS, in an amount equal to the maximum number of Exchanged Shares.

08/06/2014	33

The Exchange, which includes the transfer of the Exchanged Shares to the Oi Subsidiaries and the transfer of the Commercial Paper to PT SGPS, shall be concluded in up to three business days after the date of CVM approval. In accordance with the Definitive Agreements, in the event that the Exchange is not approved by March 31, 2015, none of the parties will be obligated to consummate the Exchange.

Main terms of the Call Option for the Purchase of Shares (“Option Contract”)

Pursuant to the Option Contract, the Oi Subsidiaries will grant to PT SGPS an option (the “Option”) to acquire 474,348,720 common shares and 948,697,440 preferred shares of Oi (or the corresponding number of shares of TmarPart after the Merger of Shares (the “Shares Subject to the Option”)).

The Option may be exercised, in whole or in part, at any time, pursuant to the following terms and conditions:

(i) Term: Six years, it being noted that PT SGPS’s right to exercise the Option on the Shares Subject to the Option will be reduced by the percentages indicated below:

(ii)

Date of Reduction	% of Shares Subject to the Option that cease to the subject to the Option each year
From the 1st anniversary of the Closing Date	10%
From the 2nd anniversary of the Closing Date	18%
From the 3rd anniversary of the Closing Date	18%
From the 4th anniversary of the Closing Date	18%
From the 5th anniversary of the Closing Date	18%
From the 6th anniversary of the Closing Date	18%

(iii) Exercise Price: R$ 1.8529 per preferred share and R$ 2.0104 per common share of Oi (and, as the case may be, R$ 2.0104 per common share of TmarPart), as adjusted by the Interbank Certificate of Deposit (Certificado de Depósito Interbancário) rate, (the “CDI rate”), plus 1.5% per annum, calculated pro rata temporis, from the date of the Exchange to the date of the effective payment of each exercise price, in whole or in part, of the Option. The exercise price of the Option shall be paid in cash on the date of the transfer of the Shares Subject to the Option.

08/06/2014	34

Neither Oi nor TmarPart is required to maintain the Exchanged Shares in treasury. In the event that PT Portugal, PT Finance and/or any of Oi’s subsidiaries do not hold, in treasury, a sufficient number of Shares Subject to the Option to transfer to PT SGPS, the Option may be financially settled through payment by the Oi Subsidiaries of the amount corresponding to the difference between the market price of the Shares Subject to the Option and the respective exercise price corresponding to these shares.

Whenever the Option is exercised, PT SGPS will undertake its best efforts to integrate the shareholder bases of PT SGPS and TmarPart in the shortest time possible.

While the Option is effective, PT SGPS may not purchase shares of Oi or TmarPart, directly or indirectly, in any manner other than by exercising the Option. PT SGPS may not transfer or assign the Option, nor grant any rights under the Option, including security, without the consent of Oi. If PT SGPS issues, directly or indirectly, derivatives that are backed by or referenced to Oi or TmarPart shares, it shall immediately use the proceeds derived from such a derivative transaction, directly or indirectly, to acquire the Shares Subject to the Option.

Oi may terminate the Option if (i) the Bylaws of PT SGPS are amended voluntarily to remove or amend the provision that limits the voting right to 10% of all votes corresponding to the capital stock of PT SGPS; (ii) PT SGPS directly or indirectly engages in activities that compete with the activities of Oi or its subsidiaries in the countries in which they operate; (iii) PT SGPS violates certain obligations under the Option Contract.

The Option shall only become effective and in full effect after the consummation of the Exchange and will terminate automatically if the Exchange is not consummated by March 31, 2015.

Other information regarding the Transaction, corporate approval and business combination of Oi and Portugal Telecom

The terms and conditions of the Exchange Agreement and the Option Contract were agreed upon by the Board of Executive Officers of Oi and the Board of Directors of PT SGPS and approved on this date by the Board of Directors of PT SGPS. The execution of the Definitive Agreements and the consummation of the Exchange and the Option described above are subject to certain conditions, including, among others, corporate approvals, approval by the Board of Directors of Oi and by the shareholders’ meeting of PT SGPS.

The following will be submitted for approval by a prior meeting of the shareholders of TmarPart and by the Board of Directors of TmarPart and PT SGPS: (i) the amendment of the bylaws of TmarPart to include a limitation of a maximum 7.5% of the voting rights (I) of PT SGPS, and (II) of any shareholder that, as a result of the distribution of shares of TmarPart by PT SGPS to its shareholders, results in a shareholding greater than 15% of the shares representing the total

08/06/2014	35

capital stock of TmarPart, excluding the shares of TmarPart previously held or that will be acquired by other means; (ii) the amendment of the terms and other provisions of the amendments to the shareholders’ agreements, of the provisional commitment to vote and the terms of termination of the shareholders’ agreements; each of which agreements were executed on February 19, 2014.

Other than the limitation on voting described above, the TmarPart bylaws will not contain any other limitations on shareholders’ voting rights that are applicable due to their shareholding position in TmarPart.

The parties intend to develop a new structure to integrate the shareholder bases of PT SGPS and TmarPart, and the first Board of Directors of TmarPart elected in preparation for its migration to the Novo Mercado segment of the São Paulo Stock Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros – BM&FBOVESPA) shall consist of: Antônio Gomes Mota, Fernando Magalhães Portella, Fernando Marques dos Santos, Paulo José Lopes Varela, José Mauro Mettrau Carneiro da Cunha, Rafael Luís Mora Funes, Renato Torres de Faria, Rui Horta e Costa, Sérgio Franklin Quintella, Thomas C. Azevedo Reichenheim and Vitor da Conceição Gonçalves.

Other information

Oi reiterates that the Definitive Agreements, when executed, will enable the continued implementation of the business combination and the merging of the shareholder bases of Oi and PT SGPS in order to migrate TmarPart to the Novo Mercado segment of the BM&FBOVESPA, with the highest standards of corporate governance, increase in liquidity, with dispersed ownership in the market and the acceleration of synergies created by the transaction.

Oi will keep its shareholders and the market informed of any material subsequent events related to the topics discussed in this Material Fact.

Resignation of Manager of Subsidiaries

On July 11, 2014, Oi published a Notice to the Market announcing that Luís Pacheco de Melo has resigned as Vice President of the Board of Directors of PT Portugal SGPS, S.A. and as manager of certain subsidiaries of PT Portugal SGPS, SA.

For further information, please access the Notice to the Market:

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=195451

08/06/2014	36

Oi’s Credit Rating Review by Fitch

On July 17, 2014, Oi published a Notice to the Market disclosing to its shareholders and the market in general that Fitch announced on July 16 its review of the credit rating attributed to the Company, downgrading the long-term global scale credit rating from BBB- to BB+ and the long-term domestic scale credit rating from AA+ to AA. The outlook is now stable.

For further information, please refer to the Material Fact:

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=197473

Oi’s Credit Rating Review by Standard & Poor’s

On July 18, 2014, Oi published a Notice to the Market disclosing to its shareholders and the market in general that Standard & Poor’s announced its review of the credit rating attributed to the Company, downgrading the long-term global scale credit rating from BBB- to BB+ and the long-term domestic scale credit rating from brAAA to brAA+. The outlook is stable.

For further information, please refer to the Material Fact:

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=197522

08/06/2014	37

CVM INSTRUCTION 358, ART. 12: Direct or indirect controlling shareholders and shareholders who elect members of the Board of Directors or the Fiscal Council, and any other individual or legal entity, or group of persons, acting as a group or representing the same interests, that attains a direct or indirect interest representing five percent (5%) or more of a type or class of shares of the capital of a publicly-held company, must notify the Securities Commission (CVM) and the Company of the fact, in accordance with the above article.

Oi recommends that its shareholders comply with the terms of article 12 of CVM Instruction 358, but it takes no responsibility for the disclosure or otherwise of acquisitions or disposals by third parties of interests corresponding to 5% or more of any type or class of its share, or of rights over those shares or other securities that it has issued.

	Capital	Treasury	TmarPart	TmarPart Shareholders (2)	PT SGPS	Free-Float
Common	2,861,553,199	84,250,695	290,549,788	202,225,872	1,045,803,934	1,238,722,910
Preferred	5,723,166,916	72,808,076	18,289,917	677,287,619	1,720,252,731	3,234,528,573
Total	8,584,720,115	157,058,771	308,839,705	879,513,491	2,766,056,665	4,473,251,483

Note:	(1) Shareholding position as of June 30, 2014.
(2) AG Telecom, Andrade Gutierrez, BNDES, Bratel, Funcef, La Fonte Telecom, LF TEL, Petros and Previ.

08/06/2014	38

Portuguese

Date:	Wednesday, August 06, 2014 09:00 a.m. (Brasília) / 08:00 a.m. (NY) / 01:00 p.m. (Portugal / UK)

Access:	Phone: +55 (11) 3127-4971 +55 (11) 3728-5971 Code: Oi Replay: +55 (11) 3127-4999 Available until 08/12/2014 Code: 40338384

Webcast:	Clique aqui

English

Date:	Wednesday, August 06, 2014 11:00 a.m. (Brasília) / 10:00 a.m. (NY) / 03:00 p.m. (Portugal / UK)

Access:	Phone: 1-877-317-6776 (USA) 1-412-317-6776 (other countries) Senha: Oi Replay: 1-877-344-7529 (USA) 1-412-317-0088 (other countries) Available until 08/13/2014 Code: 10050160

Webcast:	Clique aqui

08/06/2014	39

This report includes consolidated financial and operating data for Oi S.A. and its direct and indirect subsidiaries as of June 30, 2014. In compliance with CVM instructions, the data are presented in accordance with international financial reporting standards (IFRS).

Following the capital raise concluded on May 5, 2014, PT Portugal SGPS, S.A. (“PT Portugal”) became a wholly-owned subsidiary of Oi S.A. The earnings presented herein represent Oi S.A. consolidated financial information for the period ended June 30, 2014, which includes two months of PT Portugal. However, in order to provide a clearer understanding of the Company’s performance, we have prepared pro-forma consolidated figures for operational indicators, revenues, costs and expenses (EBITDA), depreciation/amortization and investments, as if this consolidation had taken place on March 1, 2013.

Due to the seasonality of the telecom sector in its quarterly results, the Company will focus on comparing its financial results with the same period in the previous year.

This report contains projections and/or estimates of future events. The projections contained herein were compiled with due care, taking into account the current situation, based on work in progress and the corresponding estimates. The use of terms such as “projects”, “estimates”, “anticipates”, “expects”, “plans”, “hopes” and so on, is intended to indicate possible trends and forward-looking statements which, clearly, involve uncertainty and risk, so that future results that may differ from current expectations. These statements are based on various assumptions and factors, including general economic, market, industry, and operational factors. Any changes to these assumptions or factors may lead to practical results that differ from current expectations. Excessive reliance should not be placed on these statements. Forward-looking statements relate only to the date on which they are made, and the Company is not obliged to update them as new information or future developments arise. Oi takes no responsibility for transactions carried out or investment decisions taken on the basis of these projections or estimates. The financial information contained herein is unaudited and may therefore differ from the final results.

Oi – Investor Relations

Marcelo Ferreira Cristiano Grangeiro	55 (21) 3131-1314 55 (21) 3131-1629	marcelo.asferreira@oi.net.br cristiano.grangeiro@oi.net.br
Patricia Frajhof	55 (21) 3131-1315	patricia.frajhof@oi.net.br
Rodrigo Faria	55 (21) 3131-1316	rodrigo.faria@oi.net.br

08/06/2014	40

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2014

OI S.A.

By:	/s/ Bayard De Paoli Gontijo
Name:	Bayard De Paoli Gontijo
Title:	Chief Financial Officer